FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2004

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. News Release, Dated December 21, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

January 6, 2005

By:“James G. Stewart”

        James G. Stewart

Its:  Secretary

      (Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Vancouver,  B.C.  V6E 2E9

Phone:  (604) 331-8772

Fax:      (604) 331-8773

January 6, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

December 21, 2004	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

INITIAL DRILLING SUCCESSFULLY TESTS THE BAIXAO

CREEK TARGET AT LUND’S ALDEBARÁN PROPERTY

Lund Gold Ltd. (“Lund”) is pleased to report initial results from the first eight drill holes completed at its Aldebarán Property in Brazil.  To date, Lund has completed 1,500 metres of its 2,000 metre drill program.  These drill holes are the first holes ever drilled on the Aldebarán Property and have successfully tested the Baixao Creek structural and stratigraphic target along a minimum strike length of 500 metres.

Drill holes ALD04-01, ALD04-04, ALD04-07 and ALD04-08 intersected multiple geochemically anomalous intervals as broad alteration envelopes, including an average 0.21 g/t gold over the initial 89 metres in drill hole ALD04-08.  The geological and geochemical similarities encountered by Lund’s drill holes and surface trenching within the extensive altered and mineralized structural corridor suggest that a large mineralizing system was active at Aldebarán.  All of the holes from the initial phase of drilling at Baixao Creek collared into mineralization, suggesting that the target is wider than previously thought.

Lund is still awaiting results from 300 samples from drill holes ALD04-01, ALD04-02 and ALD04-03, however, the following table outlines the most significant results available to date from the initial drilling within this extensive geochemical-geophysical target:

Hole #	Azimuth/Dip	From (m)	To (m)	Interval (m)	Gold (g/t)
ALD04-01	340º/-65º	63.0	64.0	1.0	4.16

ALD04-02	340º/-70º incl.	19.0 19.0	24.0 20.0	5.0 1.0	1.85 8.55

ALD04-04	170º/-60º incl. incl.	16.0 18.0 77.0 77.0	19.0 19.0 80.0 78.0	3.0 1.0 3.0 1.0	1.35 3.32 0.97 1.50

ALD04-07	180º/-45º	22.0 73.0	26.0 76.0	4.0 3.0	2.38 2.11

ALD04-08	170º/-50º incl.	24.0 35.0 119.0 131.0 131.0	25.0 36.0 120.0 136.0 132.0	1.0 1.0 1.0 5.0 1.0	2.16 1.22 1.10 4.06 18.91

The area drilled represents only a tiny fraction of the area covered by the Aldebarán Property’s extensive 30 square kilometer geochemical target.  These results show a strong correlation with previous surface trench results, particularly between holes ALD04-08 (4.06 g/t gold over five metres, including 18.91 g/t gold over one metre) and the high grade surface trenches located 100 metres to the west that returned 2.36 g/t gold over 5.2 metres and 114.2 g/t gold over one metre.  Limited rock sampling has returned two results of interest near the original bulldozer trench (1.36 g/t gold over 20 metres) of 4.42 g/t gold and 8.11 g/t gold from recently exposed outcrop located approximately 30 metres north of the collar of drill hole ALD04-01.  Structural orientation for the latter two samples suggests a northward dip of the mineralization (and was tested by drill hole ALD04-09).  The following table outlines the most significant results from trenching carried out prior to drilling:

Trench Name	From (m)	To (m)	Interval	Gold (g/t)
Bulldozer	0.0	20.0	20.0	1.36

ZA #01	0.0	5.2	5.2	2.36

ZA #02	0.0	1.0	1.0	114.2

Lund’s ongoing exploration program was designed to test three distinct geologic models indicated by the geophysical signatures observed from a 54.5 kilometre pole-dipole Induced Polarization survey.  These three models are iron oxide; epithermal; and bulk tonnage quartz stockwork/quartz vein hosted gold mineralization.  The main focus of this initial drill program was the quartz stockwork/quartz vein model associated with areas displaying high chargeability and high resistivity response that lies within the 500 metre to 1,000 metre wide altered and mineralized structural corridor.  This extensive structural corridor hosts multiple rhyolite plugs, dykes and stocks intruding a variety of volcaniclastic tuffs and breccias displaying abundant replacement quartz veining and quartz vein stockwork with associated pyritic mineralization.  The structural corridor has been traced by surface mapping, soil geochemistry and mechanized trenching over a minimum strike length of four kilometres and remains open to further expansion.  Two areas of recently completed bulldozer trenches near the eastern and western edges of this structural corridor have intersected geology very similar to that intersected in Lund’s drill holes ALD04-01, ALD04-04, ALD04-07, ALD04-08 and ALD04-09.

Results are pending for drill hole ALD04-09 and those bulldozer trench samples located 700 metres east of Lund’s most easterly drilling and 2,000 metres west of Lund’s most westerly drilling.   Holes ALD04-03, ALD04-05 and ALD04-06 returned no significant values.  Hole ALD04-05 terminated prior to reaching its intended target due to drilling difficulties.

In addition to the ongoing drilling program, Lund has completed 34 auger drill holes to average depths of 10 metres and approximately 1,000 metres of bulldozer trenching.  Results from the auger holes and trench sampling are pending.

Please refer to our website at www.lundgold.com for drill hole locations.  Drilling activities have been shutdown during the Christmas season and are scheduled to begin again in mid-January 2005.

All fieldwork was carried out under the supervision of Lund’s field staff.  Lakefield Geosol in Belo Horizonte, Brazil carried out all assaying and all results in excess of 500 ppb gold will be re-assayed and sent for check analysis.  The foregoing results have been verified by Douglas Turnbull, P.Geo.

Lund and its joint venture partner, Goldmarca Ltd., have an exclusive option to jointly acquire up to 100% interest in the Aldebarán Property.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

Signed:  “Chet Idziszek”

Chet Idziszek,

President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN